FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2006

Commission File Number: 001-15276

Banco Itaú Holding Financeira S.A.
(Itau Holding Financing Bank S.A.)
(Translation of Registrant’s Name Into English)

Rua Boa Vista, 176
01014-919 São Paulo, SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):

Yes:  ☐      No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):

Yes:  ☐      No:  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐      No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-___________________.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Itaú Holding Financeira S.A. (Registrant)
Date: December 12, 2006	By:	/s/ Alfredo Egydio Setubal Name: Alfredo Egydio Setubal Title: Investor Relations Officer

	By:	/s/ Silvio Aparecido de Carvalho Name: Silvio Aparecido de Carvalho Title: Chief Accounting Officer

EXHIBIT INDEX

99.1	Announcement to the Market – Citibank's exercise of right of exclusive use of Creditcard trademark; Itaú to complete acqusition of BankBoston's operations in Chile and Uruguay.

99.2	Announcement to the Market – Trading of Own Shares for Treasury Month: October 2006.

99.3	Announcement to the Market – Proposal to the Board of Directors and the Opinion of Fiscal Council.

99.4	Announcement to the Market – Notice of the Extraordinary General Meeting to be held on December 26, 2006.

99.5	Announcement to the Market – Minutes from the Meeting of the Board of Directors held on December 7, 2006.

99.6	Announcement to the Market – Notice of the Extraordinary General Meeting to be held on December 26, 2006, to discuss the acquisition from Bank of America Corporation of the operations of BankBoston in Chile.

99.7	Announcement to the Market – Trading of Own Shares for Treasury Month: November 2006.